FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2004

WAVECOM S.A.

3, esplanade du Foncet
F-92442 Issy-Les-Moulineaux Cedex, France
Tel:  00 33 1 46 29 08 00

 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒   Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .]

UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

and

OPERATING AND FINANCIAL REVIEW

For the six months ended June 30, 2004

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended June 30,
	2003	2004
	Euro	Euro
Revenues :
Product sales	69,070	38,559
Technology development and other services	869	395
	69,939	38,954
Cost of revenues :
Product sales	44,016	26,956
Technology development and other services	548	2,221
	44,564	29,177
Gross profit	25,375	9,777
Operating expenses :
Research and development	16,490	14,352
Sales and marketing	8,668	4,274
General and administrative	9,599	10,573
Impairment of intangible assets	—	1,768
Restructuring costs	—	5,170
Total operating expenses	34,757	36,137
Operating loss	(9,382)	(26,360)
Interest income and other financial income, net	694	696
Foreign exchange gain (loss), net	(245)	218
Total financial income	449	914
Loss before minority interests and income taxes	(8,933)	(25,446)
Minority interests	(232)	—
Loss before income taxes	(8,701)	(25,446)
Income tax benefit	(2,168)	(145)
Net loss	(6,533)	(25,301)

Basic net loss per share	(0.43)	(1.65)
Diluted net loss per share	(0.43)	(1.65)

Number of shares used for computing :
- basic net loss per share	15,014,022	15,342,435
- diluted net loss per share	15,014,022	15,342,435

See notes to unaudited condensed financial statements

Prepared in accordance with U.S. generally accepted accounting principles.

	Year ended December 31, 2003	Six months ended June 30,
		2003	2004
	Euro	Euro	Euro
Revenues :
Product sales	271,773	156,250	76,857
Technology development and other services	3,855	1,675	832
	275,628	157,925	77,689
Cost of revenues :
Product sales	168,465	101,234	57,051
Technology development and other services	4,704	1,903	3,665
	173,169	103,137	60,716
Gross profit	102,459	54,788	16,973
Operating expenses :
Research and development	62,123	33,201	28,454
Sales and marketing	27,766	17,920	7,613
General and administrative	39,141	18,249	16,891
Restructuring costs	—	—	6,249
Impairment of intangible assets	—	—	1,768
Amortization and impairment of goodwill	4,244	—	—
Amortization of deferred stock-based compensation	205	205	—
Total operating expenses	133,479	69,575	60,975
Operating loss	(31,020)	(14,787)	(44,002)
Interest income and other financial income, net	2,767	1,547	1,175
Foreign exchange gain (loss), net	(2,065)	(1,167)	2,457
Total financial income	702	380	3,632
Loss before minority interests and income taxes	(30,318)	(14,407)	(40,370)
Minority interests	(38)	56	—
Loss before income taxes	(30,280)	(14,463)	(40,370)
Income tax benefit	(4,400)	(3,839)	(263)
Net loss	(25,880)	(10,624)	(40,107)

Basic net loss per share	(1.71)	(0.71)	(2.62)
Diluted net loss per share	(1.71)	(0.71)	(2.62)

Number of shares used for computing :
- basic net loss per share	15,098,795	15,067,892	15,292,223
- diluted net loss per share	15,098,795	15,067,892	15,292,223

See notes to unaudited condensed financial statements

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31, 2003	At June 30, 2004
	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	110,705	60,191
Accounts receivable, net	44,622	38,721
Inventory, net	33,809	32,222
Value added tax recoverable	2,235	1,677
Prepaid expenses and other current assets	11,442	7,085
Recoverable estimated tax payments	7,670	—
Total current assets	210,483	139,896

Property and equipment, net	27,862	23,064
Long-term investments	16,502	16,898
Other assets	9,410	8,793
Recoverable tax loss carryback and research tax credit	9,913	16,538
Deferred tax assets	6,320	—
Total assets	280,490	205,189

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities :
Accounts payable	85,995	55,915
Accrued compensation	7,208	8,485
Other accrued expenses	35,655	34,562
Current portion of capitalized lease obligations	855	730
Deferred revenue and advances received from customers	1,420	1,197
Other liabilities	71	679
Total current liabilities	131,204	101,568

Long-term portion of capitalized lease obligations	425	413
Other long-term liabilities	6,267	2,851
Total long-term liabilities	6,692	3,264

Minority interests	—	—

Shareholders’ equity :
Shares, Euro 1 nominal value, 15 498 780 shares issued at June 30, 2004 (15 342 789 at December 31, 2003)	15,343	15,499
Additional paid-in capital	136,460	137,016
Treasury stock (156 345 shares in treasury at June 30, 2004 and December 31, 2003)	(1,312)	(1,312)
Deferred compensation	(323)	—
Retained deficit	(9,326)	(49,433)
Accumulated other comprehensive income	1,752	(1,413)
Total shareholders’ equity	142,594	100,357
Total liabilities and shareholders’ equity	280,490	205,189

See notes to unaudited condensed financial statements

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Year ended December 31,	Six months ended June 30,
	2003	2003	2004
	Euro	Euro	Euro
Cash flows from operating activities :
Net loss	(25,880)	(10,624)	(40,107)
Adjustments to reconcile net loss to net cash provided from operating activities :
Depreciation and amortization of property and equipment	14,193	7,055	7,300
Reversal of long term investment depreciation	—	—	(306)
Amortization of deferred stock-based compensation	756	356	350
Goodwill impairment	4,244	—	—
Impairment of intangible assets	—	—	1,768
Minority interests	(38)	56	—
Deferred taxes	5,611	68	6,320
Net increase (decrease) in cash from working capital items	(4,761)	10,230	(22,636)
Net cash provided (used) by operating activities	(5,875)	7,141	(47,311)
Cash flows from investing activities :
Disposal (acquisition) of short-term investments	15,111	(4,990)	—
Disposal (acquisition) of long term investments	(2,350)	(188)	442
Purchase of minority interest in Arguin	(249)	—	(1,768)
Purchases of property and equipment	(11,241)	(6,384)	(2,119)
Proceeds from sale of property and equipment	76	23	15
Net cash provided (used) by investing activities	1,347	(11,539)	(3,430)
Cash flows from financing activities :
Principal payments on capital lease obligations	(743)	(368)	(466)
Purchases of treasury stock	(1,312)	(1,312)	—
Proceeds from exercise of stock options and founders’ warrants	791	395	712
Net cash provided (used) by financing activities	(1,264)	(1,285)	246
Effect of exchange rate changes on cash and cash equivalents	(2,919)	(2,950)	(19)
Net decrease in cash and cash equivalents	(8,711)	(8,633)	(50,514)
Cash and cash equivalents, beginning of period	119,416	119,416	110,705
Cash and cash equivalents, end of period	110,705	110,783	60,191

See notes to unaudited condensed financial statements

UNAUDITED CONDENSED CONSOLIDATED

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands of euro, except share data)

Prepared in accordance with U.S. generally accepted accounting principles

							Accumulated
				Additional		Retained	Other	Total
	Shares		Treasury	paid in	Deferred	Earnings	Comprehensive	Shareholders’
	Number	Amount	stock	capital	Compensation	(Deficit)	Income	Equity
		Euro	Euro	Euro	Euro	Euro	Euro	Euro

Balance at December 31, 2003	15,342,789	15,343	(1,312)	136,460	(323)	(9,326)	1,752	142,594
Amortization of deferred compensation					350			350
Issuance of shares in connection with the exercise of founders’ warrants and options	155,991	156		556				712
Comprehensive income (loss):
Net loss						(40,107)		(40,107)
Other							(171)	(171)
Foreign currency translation					(27)		(2,994)	(3,021)
Total comprehensive income (loss)						(40,107)	(3,165)	(43,299)
Balance at June 30, 2004	15,498,780	15,499	(1,312)	137,016	—	(49,433)	(1,413)	100,357

See notes to unaudited condensed financial statements

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

1. Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month and six-month periods ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. These condensed consolidated financial statements should be read in conjunction with Wavecom’s audited consolidated financial statements and footnotes thereto included in Company’s annual report on Form 20-F for the year ended December 31, 2003.

Concentration of risk

Financial instruments that potentially subject Wavecom to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

Wavecom has cash investment policies that limit investments to short-term low-risk instruments. Wavecom’s cash is held principally in euros and United States dollars and concentrated primarily in five major banks and financials institutes in Paris and three major banks in Hong Kong.

At the end of 2003, Wavecom decided to consolidate all production with one sub-contractor located in China. The transfer from the French site was effective during the first six months of 2004.  While most production is concentrated in China, the location in Romania, where production for the automotive sector is performed, will be maintained until the end of 2004. Both sites are operated by the same sub-contractor.  Termination contracts were signed during this period with the one of the two other sub-contractors.  Wavecom believes that alternate sub-contractors can be identified if the current manufacturer is unable to meet Wavecom’s requirements.

Wavecom sells its products to customers in a variety of industries principally in Asia/Pacific, Europe, North America and Africa. Wavecom performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. To date, such losses have been within management’s expectations. Wavecom generally requires no collateral, but does request advance payments or letters of credit in order to secure payment in certain circumstances.

Accounts receivable (before allowance for doubtful accounts) at June 30, 2004 and December 31, 2003 totaled €40,799,000 and €46,488,000 respectively.

A summary of the activity in the allowance for doubtful accounts is as follows (amounts in thousands) :

	Beginning balance	Additions charged to expenses	Recovered receivables	Ending balance

Year ended December 31, 2003	€243	€1,623	€—	€1,866
Six months ended June 30, 2004	1,866	240	28	2,078

Sales to customers by geographic region are summarized as follows (in thousands):

	Year ended December 31,	Six months ended June 30,
	2003	2003	2004

China	€159,339	€100,841	€29,253
Rest of Asia	31,781	17,119	9,317
Europe	66,893	32.964	30,869
Americas	7,604	2,098	3,448
Rest of world	10,011	4,903	4,802
	€275,628	€157,925	€77,689

Geographic region is determined by the customer’s invoice address and may not indicate the final destination of product usage.

Cash and cash equivalents

Wavecom considers all highly liquid investments with insignificant interest risk, and purchased with an original maturity of three months or less, to be cash equivalents. At December 31, 2003 and June 30, 2004, Wavecom had amounts of €101,441,000 and €56,149,000, respectively, invested in money market accounts with no fixed maturity, earning interest at short-term variable rates. The remaining cash and cash equivalents balance consists of current bank accounts. At December 31, 2003 and June 30, 2004, the book value of these cash equivalents approximated their market value.

Long-term investments

Bank guarantees of €2,868,000 and €13,110,000 were issued in December 2000 and in July 2002 in favor of the owners of leased office space, in order to secure annual lease payments. At December 31, 2003 and June 30, 2004, these guarantees were secured by the pledge of certificates of deposit and mutual funds for €16,021,000 and €16,028,000, respectively. These pledged investments have been classified as long-term assets in the balance sheet.

Accrued royalties

Wavecom’s products are designed to conform to certain wireless industry standards. Certain essential technologies are patented and Wavecom uses these essential technologies under licensing agreements for which Wavecom pays royalties. Wavecom has concluded licensing agreements with eight patent holders for technologies deemed to be essential for Wavecom’s products. Two contracts were signed in 2004 and Wavecom is in the process of negotiating with other patent holders. Wavecom’s management considers that it is probable that these other patent holders may claim that the technology covered by their patents is essential to Wavecom’s products.

The estimated cost of royalties which may be due to other patent holders in connection with their technologies, as well as yet unasserted claims, have been accrued in the financial statement, based on a percentage of consolidated product revenues. The ultimate royalty paid by the company may differ from the amounts accrued.

Warranty accrual

The company offers a warranty for all its products. The specific terms and conditions of those warranties vary depending upon the product sold and the customer. Wavecom accrues for the costs of providing warranty service at the time the product is shipped and the sale recorded. The provision is calculated based on a statistical rate which is continually revised for specific warranty issues and actual experience. This provision is reversed according to the following calculation : 20% after 3 months, an additional 30% after 6 months, another 30% after 8 months and 100% after 18 months. An additional accrual is recorded to cover known repair risks not included in the statistical provision.

Factors that affect Wavecom’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. Wavecom periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

2. Inventory

Components of inventory are:

	December 31, 2003	June 30, 2004
	(in thousands)

Purchased components	€16,791	€20,676
Finished goods	30,824	29,679
	47,615	50,355
Provision for obsolete inventory	13,806	18,133
	€33,809	€32,222

Purchased components and raw materials reflects inventory held by and legally owned by the contract manufacturers. Wavecom believes that it bears the risk of ownership of the components to be used for the products, although these components continue to be legally owned by the contract manufacturer. Therefore, at December 31, 2003 and June 30, 2004, inventory includes these components, with a corresponding liability due to the contract manufacturer.

At December 31, 2003 and June 30, 2004, the inventory of finished goods also includes €3,335,000 and €5,135,000, respectively, held by contract manufacturers for which Wavecom bears the risk of ownership.

3. Prepaid expenses and other current assets

Prepaid expenses and other current assets include :

	December 31, 2003	June 30, 2004
	(in thousands)

Prepaid expenses	€6,100	€6,414
Financial instruments	4,646	563
Other current assets	696	108
Total prepaid expenses and other current assets	€11,442	€7,085

The following table presents the fair value of financial instruments at June 30, 2003:

	Notional Amount	Marked to Market
	(in thousands $)	(in thousands €)

Fair Value hedges of net receivables invoiced in U.S. dollars and to be collected within 2 months	$26 000	€43
Forward and option contracts selling U.S. dollars against euros

Cash Flow hedges of net receivables transactions to be invoiced and collected in U.S. dollars within 1 year	$8 000	€572
Forward and option contracts selling U.S. dollars against euros

Fair Value Hedges of net payables invoiced in $ and to be paid within 2 months:
Forward and option contracts buying U.S. dollars against euros	$8 000	€(52)

Total	$42 000	€563

The company enters into foreign exchange derivative financial instruments to reduce the foreign exchange rate risk of anticipated cash flows from transactions denominated in US dollars. The fair value of foreign currency related derivatives are included in the balance sheet in other assets. The earnings impact of cash flow hedges relating to forecasted transactions is reported in foreign exchange gain or loss. Realized and unrealized gains and losses on these instruments are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings.

As of June 30, 2004, the Company recorded €546,000 in other comprehensive income related to the effective portion of its cash flow hedges.

The financial instruments have maturity dates of less than 12 months. Management believes counter-party risk on financial instruments is minimal since the Company deals with major banks and financial institutions.

4. Investment in Arguin Communications, Inc.

On February 20, 2004, Wavecom signed a memorandum of understanding with the minority shareholders of Arguin Communications, Inc. for the purchase of the remaining minority interest in Arguin for a total of $2,135,625. As part of this agreement, certain shareholders entered into non-compete agreements for a period of two years. Wavecom allocated the total amount paid to the value of the non-compete agreements (€1,768,000).  Given the uncertainty of the amount of the related future cash flows for Wavecom, management determined that the ongoing value of this asset had been impaired at June 30, 2004, and recorded a provision for impairment for 100% of the cost.

5. Recoverable tax assets

At June 30, 2004, Wavecom has recorded a research tax credit of €1,661,000 and carry backs of €14,877,000 of French fiscal losses for 2003 and the first half of 2004.

6. Other accrued expenses

Other accrued expenses consist principally of accruals for royalties, warranty costs and various other tax and general expense.

	December 31, 2003	June 30, 2004
	(in thousands)

Accrued royalties	€20,648	€14,012
Warranty accrual	3,780	2,417
Other accrued expenses	11,227	18,132

Total	€35,655	€34,561

Changes in accrued royalties, warranty accrual and other accrued expenses during the period are as follows (in thousands):

	Balance at December 31, 2003	Accruals recorded during the period	Settlements made during the period	Changes in liability for pre-existing accruals during the period	Balance at June 30, 2004
Accrued royalties	€20,648	€864	€7,500		€14,012
Warranty accrual	3,780	1,690	3,053		2,417
Restructuring costs	—	5,067			5,067
Other accrued expenses	11,227	6,267	4,358	€71	13,065

Total	€35,655	€13,888	€14,911	€71	€34,561

Wavecom announced in October 2003 a plan to consolidate all production with one contract manufacturer located in China as well as to reorganize its customer care unit. Under the restructuring plan, the Company terminated a number of employees resulting in an accounting impact reflected in 2004 because benefit arrangements were not defined and announced to employees until January 2004. In January 2004, Wavecom announced an additional plan to reduce headcount linked to the implementation of the new organizational structure based on the two primary Wavecom sales markets and on wireless silicon development. A provision of €5,067,000 has been recognized at June 30, 2004 related primarily to these two plans, covering headcount reduction and associated charges, including severance and outplacement packages.

Other accrued expenses include a provision of €5,320,000 for costs associated with excess office space from leases on three properties. This provision is based on the Company’s estimates for all potential costs, including rent payments. This line item also includes a provision for €3,089,000 of production expenses and a provision of €2,583,000 for non-

income tax assessments (€2,208,000 recorded in the first half of 2004 and related to the results of a tax audit received on July 15, 2004 covering the years from 1999 to 2001). In addition, the tax administration claims a tax adjustment of €3.6 million on research tax credits for the years from 1999 to 2001. Wavecom has not recorded this amount in the accounts at June 30, 2004, the Company has at this moment a solid defense to this claim.

7. Shareholders’ Equity

At June 30, 2004, 15,498,780 were issued and outstanding with a nominal value of €1 per share.

A summary of the activity in outstanding warrants and stock options is as follows:

	Number of underlying shares	Weighted average exercise price per share €	Price range €

Balance at December 31, 2003	2,864,529	41.73	2.29 - 150.72

Granted	91,000	8.20	7.04 – 9.62
Exercised	155,991	4.57	2.29 - 4.57
Cancelled	378,042	41.36	8.07 – 139.52

Balance at June 30, 2004	2,421,496	42.93	2.29 – 150.72

At June 30, 2004, 1,386,930 founders’ warrants, stock options and warrants were exercisable.

8. Income taxes

Income tax assets at December 30, 2003 and June 30, 2004 are due to research tax credits and the loss carryback generated by the French parent company.

At December 31, 2003 and June 30, 2004, a deferred tax asset of €11,871,000 and €12,165,000, respectively, was recognized for the French parent company. A valuation allowance of €5,551,000 was recorded at December 2003 and a further €6,614,000 at June 30, 2004 to reduce the net asset to the amount of available tax loss carrybacks. At June 30, 2004, the total amount of the deferred tax is provided for.

9. Commitments and contingencies

Operating leases

Wavecom leases its facilities under operating leases that expire through July 2011. Future minimum lease payments under operating leases, excluding common area maintenance charges and inflation escalation, due for the years ending December 31, are as follows (in thousands) :

2004 (from July 1 to December 31)	€5,470
2005	10,397
2006	9,997
2007	9,623
2008	7,932
Thereafter	17,013

Total	€60,432

In 2003, Wavecom decided to vacate certain of its premises and is actively pursuing subletting certain facilities. These operating lease commitments include a total of approximately €11 million in rent payments beginning July 2004 under the three leases related to office space that Wavecom has vacated. At June 30, 2004, Wavecom has recognized a provision of €5.3 million for the estimated cost to terminate these lease commitments (€5.8 million at December 31, 2003).

Other commitments

At June 30, 2004, Wavecom had commitments outstanding to purchase €848,000 in fixed assets, which are expected to be placed in service during the second half of 2004.

At June 30, 2004, Wavecom had purchase commitments with its third-party manufacturers for future deliveries of products, principally during the second half of 2004. These purchase commitments totaled €20.2 million.

10. Employees

Wavecom’s salaried personnel totaled 635 at June 30, 2004, compared with 692 at December 31, 2003.

11. Subsequent events

On July 27, 2004, Wavecom Board of Directors announced that it had elected unanimously Mr. Ronald D. Black as Wavecom’s Chief Executive Officer, replacing Aram Hekimian, who remains a member of the Board of Directors and a significant shareholder of the Company, and who will assume direct responsibility for strategic projects as defined by the CEO and the Board of Directors.  Mr. Black will join Wavecom on a full time basis on August 16, 2004 and will assume the title of CEO once French immigration formalities are completed. Ronald D. Black’s initial objective is to help redefine Wavecom’s business model, improve cash flow and return the company to profitability.  It is believed that this will include refocusing our business on the Vertical Applications market, while at the same time determining how Wavecom can best leverage the value of its technology and PCD business in the current marketplace.

OPERATING AND FINANCIAL REVIEW

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, all of which are available on the Wavecom corporate website (www.wavecom.com). Our second quarter and half year financial results included in this discussion have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

Results of Operations for the three-month and six-month periods ended June 30, 2004 compared to the three-month and six-month periods ended June 30, 2003

Revenues

	Three months ended June 30
	2003	% Product sales	2004	% Product sales	% change 2003/2004
	(amounts in € 000s)

Product sales
Wismo	61 757	89,4%	33 160	86,0%	-46,3%
Modem	7 313	10,6%	5 399	14,0%	-26,2%
Total product	69 070	100,0%	38 559	100,0%	-44,2%
Percentage of total revenues	98,8%		99,0%

Services	869		395		-54,5%
Percentage of total revenues	1,2%		1,0%

Total revenues	69 939		38 954		-44,3%

Volumes (in 000’s)
Wismo	1 350	94,4%	767	92,3%	-43,2%
Modem	80	5,6%	64	7,7%	-20,0%
Total Product	1 430	100,0%	831	100,0%	-41,9%

	Six months ended June 30
	2003	% Product sales	2004	% Product sales	% change 2003/2004
	(amounts in € 000s)

Product sales
Wismo	141 137	90,3%	66 604	86,7%	-52,8%
Modem	15 113	9,7%	10 253	13,3%	-32,2%
Total product	156 250	100,0%	76 857	100,0%	-50,8%
Percentage of total revenues	98,9%		98,9%

Services	1 675		832		-50,3%
Percentage of total revenues	1,1%		1,1%

Total revenues	157 925		77 689		-50,8%

Volumes (in 000’s)
Wismo	2 938	95,0%	1 604	93,1%	-45,4%
Modem	156	5,0%	119	6,9%	-23,7%
Total Product	3 094	100,0%	1 723	100,0%	-44,3%

Wavecom product sales by target market (excluding services)

In millions of euros	Q2 2003	First half 2003	Q2 2004	First half 2004
Vertical Applications	€37.3	€58.4	€28.3	€50.0
Personal Communication Devices (PCD)	31.8	97.8	10.2	27.2

Total second quarter revenues declined 44% year-on-year.  At constant currencies, Wavecom revenues would have declined 43% year-on-year.   Total first half year revenues declined 51% year-on-year.  At constant currencies, Wavecom revenues would have declined 48% year-on-year.

Second quarter revenues from Vertical Applications increased by 32% from the first quarter of 2004, with distributors contributing more significantly to revenues from Vertical Applications but decreased by 24% year-on-year and represented 73% of total company sales. First half year revenues from Vertical Applications decreased by 14% year-on-year and represented 65% of total company sales. This decline versus prior year is mainly due to decrease of sales to distributors only partly compensated by higher sales to the automotive and M2M (machine to machine) customers.

Revenues from the PCD (Personal Communication Devices) business declined significantly compared to both the previous quarter and year-on-year. Asian PCD customers continued to demand extremely low prices for core technology thus fueling intense competition in this sector.  Wavecom began initial deliveries of its new Flex component solution in June, but, as expected, this new product did not contribute significantly to revenues in the quarter.

Average selling prices for all Wavecom products (modules and modems) increased approximately 8% from the previous quarter due to the shift in product and customer mix, with higher volumes sold to Vertical Applications customers.  Average selling prices decreased by 4% from Q2 2003 to Q2 2004.

During the second quarter of 2004, the top ten customers, together representing 65% of revenues, included seven from the Vertical Applications Division. The customer portfolio remained balanced with no single customer representing more than 15% of total revenues and two customers above 10%:  one Asian and one Global value-added distributor.  Total unit sales were 831,000 during the second quarter.

During the first half of 2004, the top ten customers, together representing 64% of revenues, included six from the PCD Division. The customer portfolio had no single customer representing more than 15% of total revenues and two customers above 10% :  one Asian and one Global value-added distributor.  Total unit sales were 1,723,000 during the first half of 2004.

Backlog as of June 30, 2004 stood at €40 million as compared to €60 at March 31, 2004.  The backlog figure as of June 30, 2004 comprises 69% of orders from Vertical Applications and 31% of orders from PCD customers.

Cost of revenues

	Three months ended June 30
	2003	% Product sales	2004	% Product sales	% change 2003/2004
	(amounts in € 000s)

Cost of revenues

Cost of product	44 016	63,7%	26 956	69,9%	-38,8%
Cost of services	548	63,1%	2 221	562,3%	305,3%

Total cost of revenues	44 564	63,7%	29 177	74,9%	-34,5%

Gross Profit

On Products	25 054	36,3%	11 603	30,1%	-53,7%
On services	321	36,9%	-1 826	-462,3%	-668,8%

Total Gross profit	25 375	36,3%	9 777	25,1%	-61,5%

	Six months ended June 30
	2003	% Product sales	2004	% Product sales	% change 2003/2004
	(amounts in € 000s)

Cost of revenues

Cost of product	101 234	64,8%	57 051	74,2%	-43,6%
Cost of services	1 903	113,6%	3 665	440,5%	92,6%

Total cost of revenues	103 137	65,3%	60 716	78,2%	-41,1%

Gross Profit

On Products	55 016	35,2%	19 806	25,8%	-64,0%
On services	-228	-13,6%	-2 833	-340,5%	1142,5%

Total Gross profit	54 788	34,7%	16 973	21,8%	-69,0%

Cost of goods sold.  Cost of goods sold consists primarily of the cost of components, our manufacturers’ charges and provisions for royalty and warranty expense.

The product gross margin of 30% for the quarter was on-track with management’s ongoing 30% target. The product gross margin of 26% for the first half is lower due to the 21.4% product gross margin the previous quarter. The higher product gross margin in the second quarter versus first quarter reflects the change in product mix to a higher percentage of Vertical Applications sales.  This gross margin also compares to an unusually low Q1 2004 due to charges taken in the cost of goods sold principally related to the revaluation of components in inventory during that quarter.

Cost of services.  The variability in gross profit or loss on services reflects the fact that we expense all development service costs as incurred, while we recognize service revenue only when the project is complete and the services have been accepted by the customer.

Operating expenses

	Three months ended June 30
	2003	% of revenues	2004	% of revenues	% change 2003/2004
	(amounts in € 000s)

Operating expenses

Research and development	16,490	23.6%	14,352	36.8%	-13.0%
Sales and Marketing	8,668	12.4%	4,274	11.0%	-50.7%
General and Administrative	9,599	13.7%	10,573	27.1%	10.1%
Impairment of intangible assets	—		1,768	4.5%
Restructuring costs	—		5,170	13.3%

Total	34,757	49.7%	36,137	92.8%	4.0%

	Six months ended June 30
	2003	% of revenues	2004	%of revenues	% change 2003/2004
	(amounts in € 000s)

Operating expenses

Research and development	33,201	21.0%	28,454	36.6%	-14.3%
Sales and Marketing	17,920	11.3%	7,613	9.8%	-57.5%
General and Administrative	18,249	11.6%	16,891	21.7%	-7.4%
Impairment of intangible assets	—		1,768	2.3%
Restructuring costs	—		6,249	8.0%
Stock-based compensation	205		—
Total	69,575	44.1%	60,975	78.5%	-12.4%

Research and development.

Research and development spending remains significant and reflects our efforts in core elements of wireless technology, specifically in the area of chipset design, including high performance basebands and integrated RF chips, and third generation technology. However, both quarter and half year expenses decreased versus previous year as a result of the prioritization and reduction of projects, resulting in a reduction in the use of independent contractors.

Sales and marketing.

The decrease year-on-year is explained by the high advertising expenditures in 2003 linked with our first major print advertising campaign launched in the fourth quarter of 2002, which continued throughout the first half of 2003, by the ongoing cost reduction measures and by the decrease in sales agents’ commissions in the PCD market due to lower PCD sales.

General and administrative.

Second quarter expenses includes additional provisions totaling €3.6 million for excess office space and non-income tax assessments. Excluding these provisions, general and administration expenses decreased compared with the prior year, both for the quarter and for half year, mainly due to the decrease in rental costs, as well as final depreciation of leasehold improvements in vacated office space recorded in the first quarter of 2003.

Restructuring costs.

Wavecom took a charge of approximately €1 million during the first quarter of 2004 related to initial headcount reductions under the restructuring plan announced in October 2003 and a charge of €5.2 million during the second quarter for both the initial headcount reduction and the second restructuring plan, announced in January 2004 which is now underway. This charge related primarily to the elimination of positions in France and, to a lesser extent, in the United States. At the present time, management continues to expect that the total charges resulting from implementation of this plan, including the remaining employee severance packages and related fixed asset write-offs, will be toward the lower end of the previously announced range of €10 to €15 million.

Impairment of intangible assets

A write-off of €1.8 million in intangible assets was recorded relating to the decision to close a U.S.-based R&D subsidiary.

Headcount.

Our global headcount was approximately 778 at June 30, 2004, including 67 people in notice period down from approximately 880 at June 30, 2003. This headcount figure includes salaried employees as well as independent contractors, which represented approximately 18% of the June 30, 2004 figure.

Other income (expense)

Interest and other financial income, net.  We recorded net interest and other financial income of €1,175,000 in the first half of 2004, compared to €1,547,000 in the same period in 2003, and net interest and other financial income of  €696,000 in the second quarter of 2004 compared to €694,000 in the same period in 2003.

Foreign exchange gain (loss).  We had a net foreign exchange gain of €2,457,000 in the six months ended June 30, 2004 compared with a net loss of €1,167,000 in the same period in the prior year.  We had a net foreign exchange gain of €218,000 in the three months ended June 30, 2004 compared with a loss of €245,000 in the same period in the prior year.

Income tax expense (benefit).  Our €263,000 net tax benefit in the first half of 2004 (€3,839,000 in the first half of 2003), with a €145,000 net tax benefit in the second quarter of 2004 (€2,168,000 in the second quarter of 2003), represents principally French research tax credits. These credits are based on the increase in qualifying research spending.  As our research spending is no longer increasing at the rates experienced in the past, the amount of the credit is reduced compared to prior years.

Liquidity and capital resources

We had negative cash flow from operating activities of €47,311,000 in the six-month period ended June 30, 2004 compared to positive cash flow €7,141,000 in the first six months of 2003 and a negative cash flow from operating activities €5,875,000 for the year ended December 31, 2003. This negative cash flow is mainly due to operating loss and changes in working capital.

We had working capital (defined as current assets less current liabilities) of €38,328,000 at June 31, 2004, down from €79,279,000 at December 31, 2003.

At June 30, 2004, our debt and capital lease obligations (including the current portion), amounted to €1,143,000, compared to debt and capital lease obligations of €1,280,000 at the end of 2003. We had €60,191,000 in cash, cash equivalents and short-term investments at June 30, 2004 compared to €110,705,000 at December 31, 2003.

At June 30, 2004, we had commitments outstanding to purchase approximately €0.8 million in fixed assets, which were expected to be placed in service during the second half of

2004. At June 30, 2004, we had purchase commitments with our third-party manufacturers for future deliveries of products, principally during the third and fourth quarters of 2004. These purchase commitments totaled approximately €20.2 million.

Based on our current plans, we believe that our available capital resources will be adequate to satisfy our cash requirements at least for the next 12 months.

Results of Wavecom SA

For the first half of 2004, the parent company, Wavecom SA, reported total revenues of €72.9 million including €35.4 million of intercompany revenues) compared to €152.5 million for the first half of 2003 (including €112.8 million of intercompany revenues).

The operating results for the first half of 2004 amounted to a loss of €31.9 million compared to a loss of €10 million for the same period in 2003. The result before tax was a loss of €26.9 million compared a loss of €9.5 million for the first half of 2003. The net loss for the first six month of 2004 amounted to €31.8 million versus a loss of €10.1 million for the same period in 2003.

Events of the first half 2004

During the quarter, an agreement was signed with Ericsson on use of essential patents for the GSM/GPRS/EDGE standard and a non assertion agreement was found with Mitsubishi covering patents essential to the GSM/GPRS/EDGE standard

Subsequent events

Wavecom Board of Directors announced on July 27, 2004 that it had elected unanimously Mr. Ronald D. Black as Wavecom’s Chief Executive Officer, replacing Aram Hekimian who remains a member of the Board of Directors, and a significant shareholder of the Company and who will specifically assume direct responsibility for strategic projects as defined by the CEO and the Board of Directors.  Mr. Black will join Wavecom on a full time basis on August 16, 2004 and will assume the title of CEO once French immigration formalities are completed.   Ronald D. Black’s initial objective is to help redefine Wavecom’s business model, improve cash flow and return the company to profitability.   It is believed that this will include refocusing our business on the Vertical Applications market, while at the same time determining how Wavecom can best leverage the value of its technology and PCD business in the current marketplace.

Statutory Auditors’ Review Report on the Consolidated Interim Financial

Statements

(Free translation of the French original)

In our capacity as statutory auditors of Wavecom, and in accordance with Article L.232-7 of French Company Law (Code de Commerce), we have performed the following procedures:

•  a review of the accompanying summary of operations and income statement as they appear in the consolidated interim financial statements of Wavecom for the six-month period ended June 30, 2004,

•  an examination of the information provided in the Company’s interim report.

These interim consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with French professional standards. These standards require that we plan and perform the review to obtain moderate assurance, lesser than that which would result from an audit, as to whether the consolidated interim financial statements are free from material misstatement.  The review excluded certain audit procedures and was limited to performing analytical procedures and to obtaining information from Company management and other appropriate sources.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements do not present fairly, in all material respects, the financial position of the Group and the results of its operations for the period then ended in conformity with French accounting principles.

We have also examined, in accordance with French professional standards, the information contained in the interim report on the consolidated interim financial statements that were the subject of our review.

We have nothing to report with respect to the fairness of such information and its consistency with the consolidated interim financial statements.

Paris, July 28, 2004

Statutory auditors

ERNST & YOUNG	ROUER, BERNARD, BRETOUT
Represented by	Represented by
Jean-Yves JEGOUREL	Philippe ROUER

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: September 2, 2004	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer